APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Inner Glow Yoga, LLC
Balance Sheet - unaudited
For the period ended Dec 31, 2019

	2019		2018	
	31-Dec-19		**31-Dec-18**	
ASSETS				
Current Assets:				
Cash	$	41,500.02	$	28,616.93
Petty Cash		150.00		150.00
Accounts Receivables		-		-
Inventory		5,000.00		5,000.00
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		46,650.02		33,766.93
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		13,631.32		15,000.00
Computer Equipment		-		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		13,631.32		15,000.00
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	**60,281.34**	$	**48,766.93**
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		17,473.14		17,743.29
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-
Current Portion of Long-Term Debt		-		-
Total Current Liabilities		17,473.14		17,743.29
Long-Term Liabilities:				
Notes Payable		29,176.88		16,023.64

Mortgage Payable	-		-
Less: Current portion of Long-term debt	-		-
Total Long-Term Liabilities	29,176.88		16,023.64
EQUITY			
Capital Stock/Partner's Equity	13,631.32		15,000.00
Opening Retained Earnings	-		-
Dividends Paid/Owner's Draw	-		-
Net Income (Loss)	-		-
Total Equity	13,631.32		15,000.00
TOTAL LIABILITIES & EQUITY	$	**60,281.34**	$	**48,766.93**
Balance Sheet Check	-		-

Inner Glow Yoga, LLC
Income Statement - unaudited
For the period ended Dec 31, 2019

	2019 01/01/2019 to 12/31/2019	2018 01/01/2018 to 12/31/2018
REVENUES		
Sales	$ 330,915.41	$ 345,114.84
Other Revenue	-	-
TOTAL REVENUES	**330,915.41**	**345,114.84**
COST OF GOODS SOLD		
Cost of Sales	140,000.00	131,530.87
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	7,544.00	8,300.00
GROSS PROFIT (LOSS)	323,371.41	336,814.84
OPERATING EXPENSES		
Advertising and Promotion	4,745.71	6,881.61
Bank Service Charges	12,636.27	10,007.53
Business Licenses and Permits	-	-
Computer and Internet	2,239.85	1,446.76
Depreciation	-	-
Donations	4,800.00	4,000.00
Insurance	1,371.84	1,200.00
Meals and Entertainment	1,870.14	2,210.06
Miscellaneous Expense	940.00	3,680.33
Office Supplies	6,200.00	7,513.34
Payroll Processing	-	-
Professional Services - Legal, Accounting	1,310.00	1,976.60
Occupancy	56,362.28	46,346.57
Rental Payments	-	-
Salaries	148,355.00	165,302.00
Payroll Taxes and Benefits	-	-
Travel	2,500.00	2,500.00
Utilities	6,119.33	6,735.33
Website Development	-	-
TOTAL OPERATING EXPENSES	249,450.42	259,800.13
OPERATING PROFIT (LOSS)	73,920.99	77,014.71
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	748.88	6,500.00

Income Tax Expense	10,598.00	10,500.00
TOTAL INTEREST (INCOME), EXPENSE & TAXES	11,346.88	17,000.00
NET INCOME (LOSS)	$ 62,574.11	$ 60,014.71

Inner Glow Yoga, LLC
Statement of Cash Flow - unaudited
For the period ended Dec 31, 2019

	2019	2018
	31-Dec-19	31-Dec-18
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	62,574	60,015
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	(17,473)	(17,743)
Total Adjustments	(17,473)	(17,743)
Net Cash Flows From Operating Activities	45,101	42,271
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	(3,545)	-
Net Cash Flows From Investing Activities	(3,545)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	41,556	42,271
CASH - BEGINNING	-	16,432
CASH - ENDING	41,556	58,704

I, Michelle Itzkowitz, certify that:

1. The financial statements of innerglow yoga, llc included in this Form are true and complete in all material respects; and
2. The tax return information of innerglow yoga, llc included in this Form reflects accurately the information reported on the tax return for innerglow yoga, llc for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature DocuSigned by: Michelle Itzkowitz 8C0DCE8EB2224A0...

Name: Michelle Itzkowitz

Title: owner